Mail Stop 4561
      January 5, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your response letter dated December 8, 2005 and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004:

Other Assets, page 26

1. We note your response to comment 2 of our letter dated December
8,
2005. Please tell us the following regarding your precious metals business:
* the authoritative guidance you are following in recognizing consignment fees over the consignment period;
* whether the Company retains the risk of loss until the end of the consignment period; and
* what the consequences would be to each the Company and the customer in the event of loss or damage of inventory during the consignment period

2. Please quantify the amount of fee income recognized during the years ended December 31, 2003, 2002 and 2001 respectively from your precious metals business.

Note 21-Derivative Instruments and Hedging Activities, page 77

3. We note your response to comment 7 of our letter dated December
8,
2005. For each type of hedge for which you apply the short cut method for assessing hedge effectiveness, tell us in detail how you determined that each hedge met the specific conditions of paragraph
68 of SFAS 133 to qualify for such treatment.

4. We note your response to comment 7 of our letter dated December
8,
2005. Please tell us in detail how you measure effectiveness in applying the long-haul method for each of your fair value hedges where the shortcut method does not apply.

5. We note your response to comment 7 of our letter dated December
8,
2005. You state that swaps hedging term brokered certificates of deposit have a fair value of zero at inception. Please tell us how you considered any fees paid and/or any discounts/premiums on these certificates of deposit in your analysis. Please tell us whether your swaps are obtained from parties independent of the broker and its affiliates.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427
or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant




Mark R. McCollom
Sovereign Bancorp Inc.
January 5, 2006
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